UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CURRENT REPORT

PROFIRE ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-36378	20-0019425
(State or other jurisdiction of incorporation)	Commission File Number)	(IRS Employer Identification No.)

321 South 1250 West, Suite 1, Lindon, Utah
(Address of principal executive offices)

84042
(Zip code)

Brenton W. Hatch (801) 796-5127
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD is filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013.  The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.  We conducted an analysis of our products and found that the above SEC defined “conflict minerals” can be found in our products and are necessary to the functionality or production of those products.

As required by the Rule, we undertook an analysis of our products to determine whether we would be deemed under the Rule to manufacture or contract to manufacture any product in which any of the conflict minerals was necessary to the functionality or production of such product.  During the process of our review, we identified one supplier who provides products that contain conflict minerals that were necessary to the functionality or production of those products.

Accordingly, we conducted a reasonable country of origin inquiry to determine whether the conflict minerals for these products had originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country.  We conducted a survey of this supplier using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to conflict minerals. We sent the Conflict Minerals Reporting Template to the applicable supplier and received a response from the supplier that indicated that none of the conflict minerals are received from the DRC or an adjoining country.

As the result of a good faith reasonable country of origin inquiry, we can conclude that our products do not contain a conflict mineral from the DRC or an adjoining country.

As required by the Rule, we are providing a copy of this Form SD on our website at www.profireenergy.com/SEC.  The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

None

Item 2.01. Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIRE ENERGY, INC.

Date: June 2, 2014	By:	/s/ Brenton W. Hatch
Brenton W. Hatch
Chief Executive Officer